EXHIBIT 11

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

Net Income	$250,006	143,685

Weighted average shares outstanding
for basic EPS computation	990,507	981,477

Reduction for common shares not yet
released by Employee Stock Ownership Plan	0	(16,734)

Total weighted average common shares
outstanding for basic computation	990,507	964,743

Basic earnings per share	$0.25	$0.15

Total weighted average common shares
outstanding for basic computation	990,507	964,743

Common stock equivalents due to
dilutive effect of stock options	50,646	59,528

Total weighted average common shares and
equivalents outstanding for diluted
computation	1,041,153	1,024,271

Diluted earnings per share	$0.24	$0.14